

40-33

811-02756
Branch 16

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

May 27, 2005

AIM HIGH YIELD SECURITIES INC




05060944


PROCESSING
SECTION
RECEIVED
JUN 06 2005
198
SEC MAIL
WASH, D.C.

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. and A I M Distributors, Inc., one copy of an **Order** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 26 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO,and AIM\Corr\L-052705SEC.doc
052705 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN,

Plaintiff,

vs.

INVESCO FUNDS GROUP, INC., and AIM DISTRIBUTORS, INC.,

Defendants.

CIVIL ACTION NO.: CV304-031

ORDER

Before the Court is Plaintiff's Motion to Compel Discovery. (Doc. 21). After careful consideration and for the reasons stated below, Plaintiff's motion is **GRANTED IN PART.**

In his motion, Plaintiff asks the Court to compel Defendants to answer a number of interrogatories and requests for production of documents. Before recusing himself from this matter, Judge Bowen issued an Order provisionally denying Defendants' motion to transfer and limiting discovery to "matters which are reasonably calculated to address the issues of venue and transfer." (Doc. 19 at 2.) Defendants have objected to Plaintiff's discovery requests on the ground that Plaintiff is seeking information that is not relevant to the issues of venue and transfer and, thus, outside the scope of Judge Bowen's Order.

Central to transfer and venue are the locations of witnesses and records. See Holmes v. Freightliner, L.L.C., 237 F. Supp. 2d 690, 692 (M.D. Al. 2002); Dove v. Mass. Mut. Life Ins. Co., 509 F.

28

Supp. 248, 251 (S.D. Ga. 1981). In his interrogatories and requests for production, Plaintiff seeks not only the location of records and witnesses regarding his claims, but the records and witnesses as well. Accordingly, his inquiries go beyond transfer and venue and towards the merits of his case. The Court agrees with Defendants that Judge Bowen's Order does not permit this depth of discovery. However, the Court also finds that Plaintiff is permitted to seek some information in addition to that which Defendants have already produced.

Consequently, the Court **DIRECTS** Defendants to provide the location of the witnesses and documents that Plaintiff seeks in each of his interrogatories and requests for production of documents but not the actual information. For example, in response to Interrogatory Number 7, Defendants shall provide Plaintiff with the residence of all "directors who have voted for or against plans to charge 12(b)(1) fees to investors in funds after the sale of shares in the fund have been closed." Similarly, in response to Request for Production Number 10, Defendants are to provide the location of "[A]ll records of payments to any entity of funds derived from 12(b)(1) fees." Defendants are **DIRECTED** to provide these responses to Plaintiff within **30 days** of the date of this Order. Further, if Defendants wish to have the Court reconsider transfer of this action, they are **DIRECTED** to file a renewed motion for transfer after providing Plaintiff their discovery responses and not later than **45 days** from the date of this Order.

SO ORDERED this 25th day of May, 2005.



WILLIAM T. MOORE, JR., CHIEF JUDGE
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF GEORGIA